SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                              --------------------


                    Under the Securities Exchange Act of 1934
                                  SCHEDULE 13G
                                (Amendment No. 1)


             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             Siga Technologies, Inc.
                             -----------------------
                                (Name of Issuer)


                    Common Stock, par value $.0001 per share
                    ----------------------------------------
                         (Title of Class of Securities)


                                   826917-10-6
                                   -----------
                                 (CUSIP Number)


                                December 31, 2000
                                -----------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_| Rule 13d-1(b)
         |X| Rule 13d-1(c)
         |_| Rule 13d-1(d)

                                 ---------------

                                Page 1 of 6 Pages

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                                  SCHEDULE 13G

CUSIP No.         826917-10-6                                 Page 2 of 6 Pages
- --------------------------------------------------------------------------------

1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Donald G. Drapkin
- --------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                                  (b) [x]
- --------------------------------------------------------------------------------
3)       SEC USE ONLY

- --------------------------------------------------------------------------------
4)       CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
- --------------------------------------------------------------------------------
                               5)     SOLE VOTING POWER
         NUMBER                       772,754  (1)
         OF                    -------------------------------------------------
         SHARES                6)     SHARED VOTING POWER
         BENEFICIALLY                 11,750  (1)
         OWNED BY              -------------------------------------------------
         EACH                  7)     SOLE DISPOSITIVE POWER
         REPORTING                    772,754  (1)
         PERSON                -------------------------------------------------
         WITH                  8)     SHARED DISPOSITIVE POWER
                                      11,750  (1)
- --------------------------------------------------------------------------------
9)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         784,504  (1)
- --------------------------------------------------------------------------------
10)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                     |X|
- --------------------------------------------------------------------------------
11)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         9.99%  (1)
- --------------------------------------------------------------------------------
12)      TYPE OF REPORTING PERSON

         IN
- --------------------------------------------------------------------------------

(1)  See Annex A hereto.

                                  Schedule 13G

Item 1(a).        Name of Issuer:

                  SIGA TECHNOLOGIES, INC.


Item 1(b).        Address of Issuer's Principal Executive Offices:

                  420 Lexington Avenue
                  Suite 620
                  NY, NY 10170

Item 2(a).        Name of Person Filing:

                  Donald G. Drapkin


Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  35 East 62nd Street
                  New York, New York 10021


Item 2(c).        Citizenship:

                  U.S.A.


Item 2(d).        Title of Class of Securities:

                  Common Stock, par value $.0001 per share


Item 2(e).        CUSIP Number:

                  82 6917-10-6

Item 3.  If  this  statement  is  filed  pursuant  to   ss.ss.240.13d-1(b),   or
         240.13d-2(b) or (c), check whether the person filing is a:

             (a) |_| Broker or Dealer Registered Under Section 15 of the Act (15 U.S.C. 78o)

             (b) |_|   Bank as defined in section  3(a)(6) of the Act (15 U.S.C.
                       78c)

             (c) |_| Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

             (d) |_| Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

             (e) |_|   Investment          Adviser         in         accordance
                       withss.240.13d-1(b)(1)(ii)(E)

             (f) |_| Employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F)

             (g) |_| Parent Holding Company or control person in accordance with ss.240.13d-1(b)(ii)(G)

             (h) |_| Savings Association as defined inss.3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

             (i) |_| Church plan that is excluded from the definition of an investment company under ss.3(c)(15) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

             (j) |_|  Group, in accordance withss.240.13d-1(b)(ii)(J)

Item 4.  Ownership.

             (a)  Amount beneficially owned:  784,504

             (b)  Percent of class:  9.99%

             (c)  Number of shares as to which such person has:

                     (i)   Sole power to vote or to direct the vote: 772,754

                     (ii)  Shared power to vote or to direct the vote: 11,750

                     (iii) Sole power to  dispose  or to direct the  disposition of: 772,754

                     (iv) Shared power to dispose or to direct the disposition of: 11,750

Item 5.  Ownership of Five Percent or Less of a Class.

             If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:
[_]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                  N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

             N/A


Item 8.  Identification and Classification of Members of the Group.


              N/A


Item 9.       Notice of Dissolution of Group.

              N/A


Item 10. Certification.

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                    SIGNATURE


             After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


                                        February 14, 2001
                                        --------------------------------------
                                        Date


                                        /s/ Donald G. Drapkin
                                        --------------------------------------
                                        Signature


                                        Donald G. Drapkin
                                        --------------------------------------
                                        Name/Title

                            ANNEX A to Schedule 13G/A

                           Reporting Person:                   Donald G. Drapkin
                           Issuer:                       Siga Technologies, Inc.
                           Date:                               December 31, 2000

Based on the Issuer's public filings, as of November 10, 2000, there were 7,453,545 shares of the Issuer's Common Stock outstanding.

The Reporting Person holds 373,400 shares of the Common Stock of the Issuer (the "Open Market Common Stock"). Additionally, the Drapkin Family Charity Foundation (the "Charity") holds 11,750 shares of Common Stock of the Issuer.

The Reporting Person holds $500,000 principal amount of 6% Convertible Debentures due January 31, 2002 of the Issuer ("Debentures") and a warrant (the "Warrant") to purchase up to 347,826 shares of Common Stock at an exercise price of $3.4059 per share. The principal amount of, and accrued interest on, the Debentures are convertible into Common Stock at the option of the holder at any time prior to the maturity date, at a conversion price of $1.4375 per share. As of January 31, 2001, the principal and accrued interest on the Reporting Person's Debentures were convertible into an aggregate of 368,696 shares of Common Stock.

The Debentures and the Warrants each provide that, with certain limited exceptions, they are not convertible or exercisable, as the case may be, if, as a result of such action, the number of shares of Common Stock beneficially owned by the Reporting Person and its affiliates (other than shares of Common Stock which may be deemed beneficially owned through the ownership of the unexercised portion of such securities) would exceed 9.99% of the outstanding shares of Common Stock. As a result of the restrictions described in the immediately preceding sentence and the other securities which the Reporting Person may be deemed beneficially to own, the Reporting Person's Debentures and Warrant are exerciseable only to the extent of an aggregate of 399,354 shares of Common Stock. If not for such 9.99% limitation, the Reporting Person could be deemed to beneficially own 1,101,672 shares of Common Stock, or 13.5% of the outstanding.

The Issuer may require the Warrant to be exercised (subject to the same 9.99% limitation) within five days if both (i) the registration statement with respect to the shares of Common Stock issuable thereupon is effective and (ii) the closing bid price for the Common Stock for each of any 15 consecutive trading days is at least 200% of the exercise price of the Warrant at such time. Exceptions to the 9.99% limitation on conversion and exercise of the Debentures and the Warrant, respectively, include the existence of a tender offer for the Issuer's common stock.

The Reporting Person disclaims beneficial ownership of all the Common Stock except the Open Market Common Stock. The Reporting Person disclaims beneficial ownership of securities of the Issuer held by any other party, including, without limitation, the Charity.


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